Mail Stop 4561

August 28, 2009

Mr. Manouch Moshayedi
Chief Executive Officer
STEC, Inc.
3001 Daimler Street
Santa Ana, CA 92705-5812

> **Re: STEC, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 12, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **Filed May 11, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **Filed August 3, 2009**
> **File No. 000-31623**

Dear Mr. Moshayedi:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 8. Financial Statements and Supplementary Data

Consolidated Income Statements, page F-4

1.   We note your discussion on page 33, under your revenue recognition policy, that you entered into an agreement with a customer where your general inventory risk has been eliminated and you recognize revenue for the manufacturing and kitting services provided by you. Tell us how you considered presenting this service revenue and the associated cost of services separately on your income statement. Refer to Rule 5-03(1) and (2) of Regulation S-X.

Consolidated Statements of Cash Flows, page F-6

2.   We note that you have recorded tax benefits from stock-based compensation as a cash inflow from financing activities in each of the three years ended December 31, 2008. Please tell us your consideration for separately presenting a corresponding cash outflow from operating activities for these tax benefits pursuant to paragraphs 23.c of SFAS No. 95 and paragraph A96 of SFAS No. 123R. In addition, please tell us where you have classified the excess tax benefit within your cash flows from operating activities in each of the three years ended December 31, 2008.

Item 9A. Disclosure Controls and Procedures, page 35

3.   You state that "[a] control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met." You make the same statement in your quarterly reports on Form 10-Q for the periods ended March 31, 2009, and June 30, 2009, respectively. Please tell us, and clarify in future filings, whether your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level as of the end of the applicable period. Alternatively, you may remove from future filings the discussion of the level of assurance of your disclosure controls and procedures. Refer to Section II.F.4 of Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

4.   You state in your Form 10-K and in your Form 10-Q for the period ended March 31, 2009, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were "effective as of the end of the period covered by this report to ensure that [you] record, process,

summarize, and report information required to be disclosed by [you] in [y]our reports filed under the Exchange Act within the time periods specified by the Securities and Exchange Commission's ('SEC') rules and forms." These effectiveness conclusions are stated in terms that are more limited in scope than the definition of "disclosure controls and procedures" set forth in Exchange Act Rule 13a-15(e). In your response letter, please tell us whether the effectiveness conclusions of the principal executive officer and principal financial officer were made with respect to the company's controls and procedures as that term is defined in Rule 13a-15(e). Provide conforming disclosure in future filings. Alternatively**,** you may simply conclude in future filings that your disclosure controls and procedures are effective or ineffective, whichever the case may be, without providing any part of the definition, as we note you have done in your Form 10-Q for the period ended June 30, 2009.

Item 11. Executive Compensation (Incorporated from Definitive Proxy Statement on Schedule 14A filed on April 21, 2009)

Corporate Governance

Compensation Committee Interlocks and Insider Participation, page 13

5.   Item 407(e)(4)(iv) of Regulation S-K requires you to provide under this heading all of the disclosure called for by Item 404 for the most recently completed fiscal year and subsequent period regarding any of your directors who also served as an executive officer of another entity, one of whose executive officers served as a director of the company. A cross-reference to your related persons transaction disclosure is not sufficient in this regard. Accordingly, please expand the compensation committee interlocks disclosure in future filings to include the disclosure called for by Item 404 with respect to the transactions between the company and MDC Land LLC, the investment affiliate of Manouch Moshayedi and Mark Moshayedi, for the most recently completed fiscal year and subsequent period; or advise why you believe such disclosure is not required. You need not repeat the same information under "Related Persons Transactions" and may include an appropriate cross-reference to "Compensation Committee Interlocks and Insider Participation" in that section.

Executive Compensation and Related Information

Compensation Discussion and Analysis

General Philosophy and Objectives, page 14

6.   You disclose that the goal of your executive compensation program is to provide total direct compensation to your executive officers within industry norms, which

your compensation committee believes "generally fall between the 50th and the 75th percentile of the executive officer compensation practices of businesses of similar size and complexity within the technology market." You indicate that for this purpose you compare your pay practices with those of other technology companies with $200 million to $400 million in revenues. Please explain more clearly why your compensation committee concluded that it is appropriate to target the total direct compensation opportunity of your named executive officers at the 50th to 75th percentile as compared to such companies, given that STEC's 2008 total revenues of approximately $227.4 million fall at the low end of the revenue range and two of your named executive officers are also significant shareholders of the company, as you acknowledge on page 16.

7.   Disclosure at the top of page 16 suggests that your compensation consultant, Radford, provided an analysis that was customized for the company (as opposed to a broad-based third-party survey) relating to executive compensation practices at other technology companies with $200 million to $400 million in revenues with which the company believes it competes for executive talent. Further, notwithstanding your statements that the compensation committee does not target individual elements of compensation at a particular benchmark or percentile, it appears from the disclosure noted in the preceding comment that you benchmarked total direct compensation payable to your named executive officers at the 50th to 75th percentile as compared to the peer companies included in Radford's analysis. In light of the foregoing, please state where actual total direct compensation to your executive officers fell within the targeted range, and identify the peer companies; or advise. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations. Provide conforming disclosure as appropriate in future filings.

Item 15. Exhibits and Financial Statement Schedules

8.   You disclose in risk factors that you depend on a limited number of customers for a significant portion of your revenues and that the loss of any key customer would materially reduce your revenues. We note in this regard that SMART Modular accounted for 34.4%, 50.1% and 37.3% of your total revenues in 2008, 2007 and 2006, respectively, and that EMC Corporation accounted for 15.2% of your total revenues in 2008. We note further the disclosure on page 4 of your Form 10-K that sales of your products in certain cases are made pursuant to master agreements governing the terms and conditions of your relationships with your customers. Please advise why you have not provided any agreements with SMART Modular or EMC Corporation as exhibits to your Form 10-K. If it is your belief that you are not substantially dependent on any such agreement such that it is not required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K, please provide analysis in support of this belief in your response letter.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Manouch Moshayedi
STEC, Inc.
August 28, 2009
Page 6

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief